Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

July 23, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jenn Do and Mr. Kevin Vaughn

Re:	ADMA Biologics, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Filed March 18, 2025
File No. 001-36728

Dear Ms. Do and Mr. Vaughn:

On behalf of ADMA Biologics, Inc. (the “Company”), we submit this letter in response to the comment letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission contained in its letter dated July 16, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024  (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold, followed by the corresponding responses from the Company.

Form 10-K for the fiscal year ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68
Results of Operations, page 70

1.
We note your analysis of revenues for the periods presented on pages 73 and 75, including the 65% increase in revenue in 2024 and improved operating results which contributed to net income on a GAAP basis for the first time, and your expectation of increased physician, payer and patient acceptance and utilization of ASCENIV, as well as sales increases for some of your other IG products. Please address the following:

●	Please revise your future filings to provide a breakout of revenue by product. Refer to Item 303(b)(2)(ii) of Regulation S-K and ASC 280-10-50-40.

Response: The Company acknowledges the Staff’s comment. ASC 280-10-50-40 requires a public entity to “report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.”

The Company has analyzed its products and services under both Item 303(b)(2)(ii) of Regulation S-K and ASC 280-10-50-40, and determined that its products should be grouped as follows:
◾
Immune Globulin (IG) Products: Consists of revenue from sales of ASCENIV, BIVIGAM and Nabi-HB, all FDA-approved for treatment of Primary Immunodeficiency, manufactured in the same manner, all utilizing human source plasma as the starting raw material and distributed to similar customers through a shared sales infrastructure.

U.S. Securities and Exchange Commission
July 23, 2025

◾
Plasma, Intermediates and Other: Consists of the following: (i) sales of human source plasma to third parties, (ii) sales of intermediates, which consist of sales of partially processed biologics, not intended for final therapeutic use and sold to third-party manufacturers or testing organizations, rather than to end users as a therapeutic, and (iii) other miscellaneous revenue.

For the years ended December 31, 2024, 2023 and 2022, IG Products represented 94%, 92% and 89%, respectively, of our total revenue.

Accordingly, in future filings, the Company will provide a narrative breakout of revenue, per the above proposed product groups, within the Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the requirements of Item 303(b)(2)(ii) of Regulation S-K.

●
In light of the Voluntary Withdrawal in the first quarter of 2025, please revise your future filings to disclose your methodology for how you account for product returns and how the Voluntary Withdrawal had an impact on your ability to make estimates of variable consideration vis a vis the gradual increase in charges to the inventory valuation allowance over the last three years as shown in your Schedule II.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the change to the Company’s inventory valuation allowance over the last three years as shown in Schedule II is attributed to normal manufacturing activities, mainly related to the Company’s expiring materials. The Company’s recorded inventory return charges over the last three years were less than $0.5 million in the aggregate. Therefore, the charges to the inventory valuation allowance over the last three years were not related to product returns.

Accordingly, the Company evaluates the need for inventory valuation allowance with consideration of its experience with product returns, and believes its disclosures are appropriate based on the historically infrequent and immaterial nature of the same.

During the first quarter of 2025, we voluntarily withdrew certain products. We have not had instances of any withdrawals, voluntary or otherwise, prior to 2025. While it is possible we may have a product withdrawal in the future, any such withdrawal is unlikely and not expected to be common or recurring in nature. Therefore, based on our historical experience as well as our expectation, no material reserves for product withdrawals (whether voluntary or involuntary) are necessary. We will continue monitoring and consider establishing an allowance for product withdrawals, should we experience any withdrawals in the future.

U.S. Securities and Exchange Commission
July 23, 2025

●	Consider providing a tabular rollforward of significant adjustments to revenue such as product returns for the periods presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises that Staff that significant adjustments to revenue are infrequent, and historically, the Company provided detailed narrative disclosures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding nature, timing and impact with respect to such adjustments, if deemed material. The Company will continue to monitor the frequency, materiality and nature of such adjustments going forward and will consider providing a tabular roll forward to the extent such a presentation would provide additional clarity and insight.

The Company thanks the Staff for its review of the foregoing. If you have any questions or comments, please feel free to contact our counsel, David C. Schwartz, Esq. at david.schwartz@morganlewis.com or by telephone at (609) 919-6680.

Sincerely,

ADMA Biologics, Inc.

By: /s/ Brad Tade
Name: Brad Tade
Title: Chief Financial Officer and Treasurer

cc: David C. Schwartz, Esq., Morgan, Lewis & Bockius LLP